# FORM 55-102F6
# INSIDER REPORT
(See instructions on the back of this report)

*Notice - Collection and Use of Personal Info*... ...uired under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement ... British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pur... ...dictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the secur... ...entatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in whi... ...) or telephone number(s) set out on the back of this report.

02049989

**BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)**

RIPPED CANADA ARTISTS INC.

**BOX 2. INSIDER DATA**

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | 3

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 28 MM 06 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

**BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)**

FAMILY NAME OR CORPORATE NAME: CURRAH
GIVEN NAMES: ANDREW
NO. 3048 STREET SENECA DR. APT
CITY: OAKVILLE
PROV: ONTARIO POSTAL CODE: L6L 1A9
BUSINESS TELEPHONE NUMBER: 416.363.2114 EXT
BUSINESS FAX NUMBER: 416.368.9812
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

**BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT**

☐ ALBERTA ☒ ONTARIO
☐ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

**BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)**

| A | B | C TRANSACTIONS | | | | | | | | D | E | F |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| DESIGNATION OF CLASS OF SECURITIES | BALANCE OF CLASS OF SECURITIES ON LAST REPORT | DATE DD | MM | YY | NATURE | NUMBER/VALUE ACQUIRED | NUMBER/VALUE DISPOSED OF | UNIT PRICE / EXERCISE PRICE | $ US | PRESENT BALANCE OF CLASS OF SECURITIES HELD | DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION | IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED |
| | | | | | | | | | ☐ | | | |
| COMMON SHARES | 1,752,990 | 27 | 06 | 02 | 10 | | 200,000 | $ .024 | ☑ | 1,552,990 | I | PROCESSED |
| | | 27 | 06 | 02 | 10 | | 10,000 | $ .030 | ☑ | 1,542,990 | I | |
| | | 29 | 07 | 02 | 10 | | 55,000 | $ .050 | ☑ | 1,487,990 | I | SEP 2 0 2002 |
| | | | | | | | | | ☐ | | P | THOMSON FINANCIAL |
| | | | | | | | | | ☐ | | | |
| | | | | | | | | | ☐ | | | |
| | | | | | | | | | ☐ | | | |
| | | | | | | | | | ☐ | | | |

SUPPL

ATTACHMENT ☐ YES ☑ NO

dw 9/17

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

**BOX 6. REMARKS**

SEP 11

SEC EXEMTION # 82-5124

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

**BOX 7. SIGNATURE**

NAME (BLOCK LETTERS): DREW CURRAH | SIGNATURE: [signature] | DATE OF THIS REPORT: DD 29 MM 08 YY 2002

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE